

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-mail</u>
James J. Piro
President and Chief Executive Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

> **Re: Portland General Electric Company**
> **Form 10-K**
> **Filed February 25, 2011**
> **File No. 1-5532-99**

Dear Mr. Piro:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data, page 71</u>

<u>Notes to Consolidated Financial Statements, page 81</u>

<u>Note 1: Basis of Presentation, page 81</u>
<u>Consolidation Principles, page 81</u>

1.   We note your disclosure on page 16 that you own a 79% of the Kelso-Beaver pipeline. Please tell us how you account for your ownership interest in the pipeline.

Note 8: Revolving Credit Facilities, page 102

2.   We note that your credit agreements contain a debt ratio covenant which limits total indebtedness to 65% of total capitalization. Please tell us whether the debt ratio covenant restricts your ability to pay dividends and your consideration of disclosing the restriction and the amount of retained earnings or net income restricted or free of restriction. Please refer to ASC 235-10-S99-1(e)(1). In addition, please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10-S99-1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a). In this regard, please specifically tell us whether your debt covenants, State Public Utility Commission or other factor would limit the ability of any of your subsidiaries from declaring a dividend that exceeded the 25% test referred to in the above cite.

Note 10: Employee Benefits, page 104
Pension and Other Postretirement Plans, page 104

3.   Please tell us your consideration of disclosing information about the valuation techniques and inputs used to measure fair value of plan assets and a discussion of changes in valuation techniques and inputs during the years reported. Please refer to ASC 715-20-50-1-d.iv.03.

Note 18: Contingencies, page 123

4.   We note your disclosure that you cannot predict the ultimate outcome of certain legal matters and that management believes that the outcome of the matters will not have a material adverse impact on your financial condition, but may have a material adverse impact on your results of operations or cash flows in future reporting periods. Please refer to ASC 450 and tell us your consideration of providing an estimate of the reasonably possible range of loss in excess of any amounts accrued for each matter or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss disclosing that such an estimate cannot be made. In this regard, explain to us supplementally why no estimate of range of loss can be provided for those matters in which you have no range of loss disclosed.   Please also show us proposed revisions to your disclosure in future filings in regard to the above.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant